UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ANI PHARMACEUTICALS INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

09065V302

(CUSIP Number)

12/31/13

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065V302		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) FA Private Equity Fund IV, L.P. 36-4432547

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 552,494

	6.	Shared Voting Power 00,000

	7.	Sole Dispositive Power 552,494

	8.	Shared Dispositive Power 00,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) PN

* Due to an administrative error, the Schedule 13G filed on February 6, 2014 over reported the number of shares owned by the reporting person. This Amendment No. 1 to Schedule 13G is filed solely to correct such error.

CUSIP No. 09065V302		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) FA Private Equity Fund IV GmbH & Co. Beteiligungs KG Foreign

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,015

	6.	Shared Voting Power 00,000

	7.	Sole Dispositive Power 23,015

	8.	Shared Dispositive Power 00,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

* Due to an administrative error, the Schedule 13G filed on February 6, 2014 over reported the number of shares owned by the reporting person. This Amendment No. 1 to Schedule 13G is filed solely to correct such error.

CUSIP No. 09065V302		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Productivity Fund IV Liquidating Trust 45-6899967

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 224,302

	6.	Shared Voting Power 00,000

	7.	Sole Dispositive Power 224,302

	8.	Shared Dispositive Power 00,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,302

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) OO (Other)

* Due to an administrative error, the Schedule 13G filed on February 6, 2014 over reported the number of shares owned by the reporting person. This Amendment No. 1 to Schedule 13G is filed solely to correct such error.

CUSIP No. 09065V302		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Productivity Fund IV Advisors Fund Liquidating Trust 45-6899983

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,629

	6.	Shared Voting Power 00,000

	7.	Sole Dispositive Power 8,629

	8.	Shared Dispositive Power 00,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,629

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (Other)

* Due to an administrative error, the Schedule 13G filed on February 6, 2014 over reported the number of shares owned by the reporting person. This Amendment No. 1 to Schedule 13G is filed solely to correct such error.

CUSIP No. 09065V302		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tracy L. Marshbanks ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,310 (1)

	6.	Shared Voting Power 808,440

	7.	Sole Dispositive Power 0 (2)

	8.	Shared Dispositive Power 808 ,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,750 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

* Due to an administrative error, the Schedule 13G filed on February 6, 2014 over reported the number of shares owned by the reporting person. This Amendment No. 1 to Schedule 13G is filed solely to correct such error.

(1) Includes 8,310 shares of unvested restricted common stock as to which the reporting person has sole voting power but not dispositive power (the “Unvested Restricted Stock”)
(2) Does not include the Unvested Restricted Stock

CUSIP No. 09065V302			13G

Item 1.
	(a)	Name of Issuer ANI PHARMACEUTICALS, INC.
	(b)	Address of Issuer’s Principal Executive Offices 210 Main Street West, Baudette, MN 56623

Item 2.
	(a)	Name of Person Filing See Cover Pages, Item 1
	(b)	Address of the Principal Office or, if none, Residence c/o First Analysis Corp., One S. Wacker Dr. Suite 3900 Chicago, IL 60606
	(c)	Citizenship See Cover Pages, Item 4.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 09065V302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. See Cover Pages, Items 5 through 11.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of .
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

n/a

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Please see Exhibit I attached hereto.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
n/a

Item 8.	Identification and Classification of Members of the Group.
Please see Exhibit I attached hereto.

Item 9.	Notice of Dissolution of Group.
n/a

CUSIP No. 09065V302	13G

Item 10.	Certification.
n/a

(a)         The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)         The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/2014
Date
/s/ Tracy L. Marshbanks
Signature
Tracy L. Marshbanks
Name/Title

FA PRIVATE EQUITY FUND IV, L.P.
By: FA Private Equity Management IV, L.L.C., its General Partner
By: First Analysis Private Equity Management Company IV, L.L.C., its Managing Member
By: First Analysis Venture Operations and Research, L.L.C., its Managing Member
By: First Analysis Corporation, its Manager
By: Tracy L. Marsbhanks, Managing Director

FA PRIVATE EQUITY FUND IV GMBH & CO. BETEILIGUNGS KG
By: FA Private Equity Management IV, L.L.C., its Managing Limited Partner
By: First Analysis Private Equity Management Company IV, L.L.C., its Managing Member
By: First Analysis Venture Operations and Research, L.L.C., its Managing Member
By: First Analysis Corporation, its Manager

THE PRODUCTIVITY FUND IV LIQUIDATING TRUST
By: First Analysis Management Company IV, L.L.C., its Trustee
By: First Analysis Venture Operations and Research, L.L.C., Its Managing Member
By: First Analysis Corporation, Its Manager
By: Tracy L. Marsbhanks, Managing Director

THE PRODUCTIVITY FUND IV ADVISORS FUND LIQUIDATING TRUST
By: First Analysis Management Company IV, L.L.C., its Trustee
By: First Analysis Venture Operations and Research, L.L.C., Its Managing Member
By: First Analysis Corporation, Its Manager
By: Tracy L. Marsbhanks, Managing Director

Tracy L. Marshbanks